

November 19, 2020

Scott G. Ginn
Chief Financial Officer
Amedisys, Inc.
3854 American Way, Suite A
Baton Rouge, LA 70816

> **Re: Amedisys, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed February 19, 2020**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 26, 2020**
> **File No. 000-24260**

Dear Mr. Ginn:

We have reviewed your filing and have the following comment. Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2019

Definitive Proxy Statement on Schedule 14A
Proposal 1--Election of Directors
Board Member Qualifications; Diversity, page 9

1. The heading to this section includes diversity; however, there is no explicit discussion of whether or how the Board considers diversity in identifying director nominees. To the extent the Board considers diversity, in future filings so state and disclose the consideration given. Refer to Items 401(e) and 407(c)(2)(vi) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tracie Mariner at (202) 551-3744 or Terence O'Brien at (202) 551-3355 if you have questions regarding the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Celeste Murphy at (202) 551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Lori B. Metrock, Esq.